Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.

SUPPLEMENT NO. 5 DATED MARCH 17, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1, dated January 4, 2008, Supplement No. 2, dated January 30, 2008, Supplement No. 3, dated February 12, 2008, and Supplement No. 4, dated February 27, 2008, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 5 is to disclose:

•	the status of our initial public offering;

•	our acquisition of Fort Road Medical Building in St. Paul, Minnesota;

•	an update to our proposed acquisition of Liberty Falls Medical Plaza in Liberty Township, Ohio;

•	our proposed acquisition of Cypress Station Medical Building in Houston, Texas;

•	our proposed acquisition of Epler Parke Building B in Indianapolis, Indiana;

•	our proposed acquisition of Senior Care Portfolio 1 in California and Texas; and

•	our proposed acquisition of Vista Professional Center in Lakeland, Florida.

Status of Our Initial Public Offering

As of March 7, 2008, we had received and accepted subscriptions in our offering for 25,476,980 shares of our common stock, or approximately $254,481,000, excluding shares issued under our distribution reinvestment plan.

Acquisition of Fort Road Medical Building

On March 6, 2008, we, through our subsidiary, G&E Healthcare REIT Fort Road Medical, LLC, acquired a fee simple interest in Fort Road Medical Building located in St. Paul, Minnesota, or the Fort Road property, from an unaffiliated third party, for a purchase price of $8,650,000, plus closing costs.

Financing and Fees

We financed the purchase price of the Fort Road property with a secured loan of $5,800,000 from LaSalle Bank National Association, or LaSalle, $3,000,000 in borrowings under our secured revolving line of credit with LaSalle and KeyBank National Association, or KeyBank, as disclosed in our prospectus, and funds from this offering. An acquisition fee of $260,000, or 3.0% of the purchase price, was paid to Grubb & Ellis Healthcare REIT Advisor, LLC, our advisor, and its affiliate.

On March 6, 2008, we, through G&E Healthcare REIT Fort Road Medical, LLC, obtained a secured loan, or the Fort Road loan, with LaSalle. The Fort Road loan is evidenced by a Promissory Note in the principal amount of $5,800,000, or the Fort Road note. The Fort Road note is secured by a Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Filing, or the Fort Road mortgage, on the Fort Road property, and a Guaranty of Payment by which we guarantee payment of an amount up to $2,900,000, plus interest at an interest rate equal to the default interest rate, described below, and all costs associated with enforcing the Guaranty of Payment. The Fort Road loan matures on March 6, 2011, but may be extended for two consecutive 12 month periods, each subject to satisfaction of certain conditions, including payment of an extension fee equal to 0.125% of the principal balance then outstanding. The loan provides for monthly principal and interest payments due on the first day of each calendar month, beginning on April 1, 2008. At our option, the loan bears interest at per annum rates equal to: (a) LIBOR plus 1.65%; or (b) a floating rate equal to the Prime Rate, as defined in the Fort Road note. If any monthly payment that is due is not received by LaSalle within five days after such payment is due, the loan provides for a late charge equal to 4.0% of such payment. In the event of a default, the loan also provides for a default interest rate of 4.0% per annum plus the floating rate. Subject to certain conditions, the loan may be prepaid in whole or in part, without paying a prepayment premium. The loan documents contain certain customary representations, warranties, covenants and indemnities.

We, through G&E Healthcare REIT Fort Road Medical, LLC, entered into an ISDA interest rate swap confirmation letter agreement dated March 10, 2008, or the Letter Agreement, with LaSalle in connection with the Fort Road loan. As noted above, pursuant to the terms of the Fort Road note in favor of LaSalle, the Fort Road loan bears interest, at our option, at a per annum rate equal to either: (a) LIBOR plus 1.65%; or (b) a floating rate equal to the Prime Rate, as defined in the Fort Road note. As a result of the Letter Agreement, the Fort Road loan bears interest at an effective fixed rate of 4.70% per annum from March 10, 2008 through March 6, 2011; and provides for monthly principal and interest payments due on the first business day of each calendar month commencing on April 1, 2008.

Description of the Property

The Fort Road property consists of one medical office building in St. Paul, Minnesota. The property is located on the United Hospital and Children’s Hospitals and Clinics of Minnesota — St. Paul campus, and is connected to the hospitals and other medical office buildings in the area by underground tunnels. The Fort Road property is also connected to a 140-unit, twelve floor apartment/condo complex. The Fort Road property was built in 1981 and consists of approximately 50,000 square feet of gross leaseable area, or GLA, located on approximately 1.0 acre of land. As of March 2008, the Fort Road property was approximately 90.2% leased.

The principal businesses occupying the building are healthcare providers. Tenants of the Fort Road property typically require proximity to the United Hospital and Children’s Hospitals and Clinics of Minnesota — St. Paul campus, a 2,000-bed full-service hospital, and also typically have a direct affiliation with the hospital campus. The two largest tenants, Allina Health System and Children’s Hospitals and Clinics of Minnesota — St. Paul, have been occupants of the property since 1988 and 2008, respectively.

Allina Health System leases approximately 12,000 square feet, or approximately 24% of the Fort Road property, pursuant to four leases that expire between 2008 and 2010. Allina Health System is a not-for-profit family of hospitals, clinics and other healthcare services that provides such services to communities throughout Minnesota and western Wisconsin. Allina Health System employs more than 22,500 persons, 5,000 physicians and 2,500 volunteers. The rental rate per annum for Allina Health System is approximately $161,000, or $13.41 per square foot, which depicts a blended rate of both their office and storage space rent at the Fort Road property.

Children’s Hospitals and Clinics of Minnesota leases approximately 7,400 square feet, or approximately 15% of the property, pursuant to a lease that expires in 2018. Children’s Hospitals and Clinics is an independent, not-for-profit heath care system and the seventh-largest children’s health care organization in the United States. The rental rate per annum for Children’s Hospitals and Clinics Minnesota — St. Paul is approximately $133,000, or $18.00 per square foot.

Triple Net Properties Realty, Inc., or Realty, serves as the property manager and provides services and receives certain fees and expense reimbursements in connection with the operation and management of the Fort Road property.

The Fort Road Medical property faces competition from other nearby medical office buildings that provide comparable services. Most of the medical office buildings with which the Fort Road Medical property competes are located on the United Hospital and Children’s Hospitals and Clinics Minnesota — St. Paul campus.

Management currently has no renovation plans for the property and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in the Fort Road Medical property will be approximately $8.0 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. For 2007, the Fort Road property will pay real estate taxes of approximately $133,000 at a rate of 2.83%.

The following tables sets forth the lease expirations of the Fort Road property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

				% of Gross
				Annual Rent
		Total Square	Gross Annual	Represented
	No. of Leases	Feet of Expiring	Rent of	by Expiring
Year	Expiring	Leases	Expiring Leases	Leases

2008	3	8,000	$250,000	14.36%
2009	4	8,000	$217,000	17.47%
2010	1	7,000	$147,000	7.50%
2011	2	7,000	$217,000	13.94%
2012	1	3,000	$78,000	5.16%
2013	1	5,000	$134,000	9.68%
2014	1	2,000	$73,000	4.78%
2015	—	—	$—	—%
2016	—	—	$—	—%
2017	—	—	$—	—%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Fort Road property for the last four years:

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2004	70%	$17.29
2005	70%	$18.43
2006	75%	$20.75
2007	75%*	$19.64 *

* Number reflects the period of January 1, 2007 through October 31, 2007

Update to Proposed Acquisition of Liberty Falls Medical Plaza

As reported in Supplement No. 2 dated January 30, 2008, to our prospectus dated December 14, 2007, or Supplement No. 2, on January 22, 2008, our board of directors approved the acquisition of Liberty Falls Medical Plaza, or the Liberty Falls property. We previously referred to this property as 6770 Cincinnati-Dayton Road, or the 6770 Cincinnati property. Supplement No. 2 stated that upon its completion, the Liberty Falls property would consist of approximately 40,000 square feet of GLA, and that we anticipated purchasing the Liberty Falls property for a purchase price of $7,750,000, plus closing costs.

As the construction of the Liberty Falls property neared completion, the seller determined that the property consists of approximately 44,000 square feet of GLA, with corresponding increases in GLA to both the first and second floors. As such, the purchase price of the Liberty Falls property has been increased by $400,000 to $8,150,000 to reflect the additional rent to be paid by the tenant who has leased the entire first floor. Based on the price adjustment, the acquisition fee of 3.0% of the purchase price that we expect to pay to our advisor and its affiliates also increased, from $233,000 to $245,000.

We still anticipate that the closing will occur in the first quarter of 2008; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of the Liberty Falls property.

Proposed Acquisition of Cypress Station Medical Building

On March 10, 2008, our board of directors approved the acquisition of Cypress Station Medical Building, or the Cypress Station property. The Cypress Station property is a multi-tenant medical office building located on approximately 2.7 acres of land in Houston, Texas. Built in 1981 and renovated between 2004 and 2006, the Cypress Station property consists of approximately 52,000 square feet of GLA and is 100.0% leased as of March 2008. The principal tenants occupying the building are healthcare providers.

We anticipate purchasing the Cypress Station property for a purchase price of $11,200,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing and proceeds raised from this offering. We expect to pay our advisor and its affiliate an acquisition fee of $336,000, or 3.0% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the first quarter of 2008; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of the Cypress Station property.

Proposed Acquisition of Epler Parke Building B

On March 10, 2008, our board of directors approved the acquisition of Epler Parke Building B, or the Epler B property. The Epler B property is a multi-tenant medical office building located on approximately 3.5 acres of land in Indianapolis, Indiana. Built in 2004, the Epler B property consists of approximately 34,000 square feet of GLA and is approximately 95.0% leased as of March 2008. The principal tenants occupying the building are healthcare providers and an insurance provider.

We anticipate purchasing the Epler B property for a purchase price of $5,850,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing and proceeds raised from this offering. We expect to pay our advisor and its affiliate an acquisition fee of $176,000, or 3.0% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the first quarter of 2008; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of the Epler B property.

Proposed Acquisition of Senior Care Portfolio 1

On March 10, 2008, our board of directors approved the acquisition of two skilled nursing facilities in California and four skilled nursing and assisted living facilities in Texas, which we collectively refer to as Senior Care Portfolio 1, or the Senior Care Portfolio 1 property. The Senior Care Portfolio 1 property consists of approximately 226,000 square feet of GLA and is 100.0% leased as of March 2008. The principal tenants occupying the portfolio are senior living operators with geographic concentrations in California and Texas.

We anticipate purchasing the Senior Care Portfolio 1 property for a total purchase price of $39,600,000 plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing and proceeds raised from this offering. We expect to pay our advisor and its affiliate an acquisition fee of $1,188,000, or 3.0% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the first quarter of 2008; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of the Senior Care Portfolio 1 property.

Proposed Acquisition of Vista Professional Center

On March 10, 2008, our board of directors approved the acquisition of Vista Professional Center, or the Vista Professional property. The Vista Professional property is comprised of four multi-tenant medical office buildings located on approximately 4.6 acres of land in Lakeland, Florida. The Vista Professional property was constructed in two separate phases, with the first phase completed in 1996 and the second phase completed in 1998. The Vista Professional property consists of approximately 32,000 square feet of GLA and is approximately 95.0% leased as of March 2008. The principal tenants occupying the buildings are healthcare providers and healthcare-related service providers.

We anticipate purchasing the Vista Professional property for a total purchase price of $5,250,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing and proceeds raised from this offering. We expect to pay our advisor and its affiliate an acquisition fee of $158,000, or 3.0% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the first quarter of 2008; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of the Vista Professional property.